(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 0-07152

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:

Devcon International Corp.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

1350 E. Newport Center Drive, Suite 201

City, State and Zip Code:

Deerfield Beach, Florida 33442

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-Q, which delays were caused primarily by various logistical issues presented by Hurricane Wilma. The reasons causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen J. Ruzika (Name)	(954) (Area Code)	429-1500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto

Devcon International Corp.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 15, 2005	By:	/s/ Stephen J. Ruzika
Stephen J. Ruzika,
President

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EXHIBIT A

The Company believes that a significant change in the Company’s results of operations between this fiscal quarter and the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-Q to which this notice applies due to the occurrence of the following events:

On February 28, 2005, the Company, through Devcon Security Services Corporation, (“DSSC”), a wholly owned subsidiary, completed the acquisition of certain net assets of Starpoint Limited’s electronic security services operation (an entity controlled by Adelphia Communications Corporation, a Delaware corporation) for approximately $40.2 million in cash based substantially upon contractually recurring monthly revenue of approximately $1.15 million.

DSSC and its direct parent, Devcon Security Holdings, Inc. (“DSH”) (together, the “Borrowers”), both wholly owned subsidiaries of the Company, financed the acquisition of the net operating assets of Starpoint Limited through available cash and a senior secured revolving credit facility (the “CIT Senior Loan”), which was in place as of September 30, 2005 but was replaced by a new facility on November 10, 2005. The maximum amount available under the CIT Senior Loan was $35 million dollars and all amounts outstanding under the CIT Senior Loan were due on February 28, 2011. The Company utilized $24.6 million of the $35.0 million available under the CIT Senior Loan to satisfy a portion of the cash purchase price for the Starpoint acquisition. The balance of the purchase price, including payment of $0.6 million of transaction costs, was satisfied by using cash on hand.

On September 30, 2005, the Company and its wholly owned subsidiary, V.I. Cement & Building Products, Inc. completed the sale of its U.S. Virgin Islands material operations to Heavy Materials, LLC, a U.S. Virgin Islands limited liability company and private investor group (“Purchaser”), pursuant to an Asset Purchase Agreement dated as of August 15, 2005, for $10.7 million in cash plus the issuance of a promissory note (the “Note”) to the Company in the aggregate principal amount of $2.6 million. The Note has a term of three years bearing interest at 5% per annum with only interest being paid quarterly in arrears during the first 12 months and principal and accrued interest being paid quarterly (principal being paid in 8 equal quarterly installments) for the remainder of the term of the Note until the maturity date.

On December 3, 2004, Antigua Masonry Products, Limited and Antigua Heavy Constructors, Limited (collectively “AMP”), direct and indirect subsidiaries of the Registrant, entered into an Agreement for Satisfaction of Indebtedness and Amendment No. 10 to St. John’s Dredging and Deep Water Pier Construction (the “Satisfaction Agreement”) with the government of Antigua and Barbuda (“Antigua”). Pursuant to the terms of the Satisfaction Agreement, AMP and Antigua agreed to a settlement in which approximately $29 million in debt owed by Antigua to AMP was deemed satisfied in exchange for certain cash payments made to AMP by Antigua as well as remittance of all outstanding tax assessments and other relief from current and future taxes and duties. Accordingly, the two notes which evidenced this debt were surrendered by AMP to Antigua and cancelled. AMP incurred no penalties in connection with the cancellation of the notes.

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As a result of this Satisfaction Agreement and in exchange for the cancellation of the outstanding debt owed to AMP by Antigua, AMP received $11.5 million in cash, a commitment for an additional $937,000 cash over the next few months, a $7.5 million credit toward future withholding taxes incurred by AMP or the Registrant, plus remittance of all taxes and duties incurred through December 31, 2004.

The Satisfaction Agreement also settled the litigation over a $6 million assessment issued with respect to the Registrant’s subsidiaries in Antigua.

As a result of the foregoing, in the third quarter of 2005, the Company anticipates that consolidated revenue from the Company’s continuing operations will equal approximately $20.1 million, an increase of approximately $4.4 million or approximately a 28% increase when compared to the three months ended September 30, 2004 revenue from continuing operations of $15.7 million. This revenue increase is principally due to an anticipated increase of approximately $4.2 million in revenue recorded by the Security Division. The Security Division revenue was primarily a result of the acquisition of Starpoint Limited’s electronic security services operations. In addition, the Company anticipates that, during the three months ended September 30, 2005, it will recognize an operating loss from continuing operations of approximately $4.8 million compared to $0.8 million during the comparable period in 2004, an increased loss of approximately $4.0 million. This increase is principally due to an approximately $4.8 million reduction in the Construction Division’s operating income due primarily to certain operational difficulties encountered on a marina project currently being worked on in the U.S. Virgin Islands. Also, unallocated administrative expense is anticipated to decrease approximately $1.0 million principally due to a previously announced realignment of the senior management team of the Materials Division. In addition, during the same period in 2004, the company incurred an expense of $0.4 million of option expense. During the three months ended September 30, 2005, other non-operating income is anticipated to equal $0.2 million compared to $0.5 million during the comparable three months ended September 30, 2004. This $0.3 million decrease is principally due to a decrease in interest income earned, principally on notes receivable due from the Government of Antigua and Barbuda and $0.5 million additional interest expense incurred as a result of the Starpoint Limited acquisition. The Company also anticipates recording a tax benefit from continuing operations during the third quarter of 2005 equal to approximately $1.3 million compared to a benefit of $1.6 million in the comparable period in 2004. As a result of the items discussed above, including the impact of the approximately $1.3 million tax benefit from continuing operations which offset the operating loss incurred by the Company, the Company anticipates recording a net loss from continuing operations of approximately $3.2 million for the three months ended September 30, 2005, compared to a net income from continuing operations of $1.3 million during the comparable period in 2004. The Company also anticipates reporting that, during the three months ended September 30, 2005 and 2004, the company recognized income net of tax from discontinued operations of $1.5 million and $2.3 million, respectively.

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